KORE RESOURCES INC.
1101 Brickell Avenue, South Tower, 8th Floor
Miami, Florida 33131

April 27, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  John Reynolds, Assistant Director

Re: Kore Resources, Inc.
Amendment No. 5 to Form 8-K
Filed March 24, 2015
File No. 000-54977

Dear Mr. Reynolds:

This letter is submitted by Kore Resources, Inc. (the "Company") with respect to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of April 6, 2015.

The Company is in the process of unwinding the merger with Weedweb, LLC. The documentation for this transaction is largely completed. Once the Weedweb transaction is unwound, the Form 8-K that has been the subject of SEC Staff comment should be rendered moot.

Thus, we respectfully request an extension of time to respond until Monday, May 4, 2015.

The company acknowledges that:
 the company is responsible for the adequacy and accuracy of the disclosure in the filing;

 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

 the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Matthew Killeen

Matthew Killeen
Chief Executive Officer